UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

NOTICE TO THE MARKET

ACQUISITION OF COMPANY BY WHOLLY-OWNED SUBSIDIARY

Telefônica Brasil S.A. ("Company") hereby informs that its wholly-owned subsidiary Telefônica Data S.A. ("TData") has acquired all the shares representing the capital stock of Terra Networks Brasil S.A. ("Terra Networks"), owned by SP Telecomunicações Participações S.A. ("SPTelecom"), one of the controlling shareholders of the Company ("Transaction").

Terra Networks is a provider of digital services (own and third-party value-added services ("VAS") and carrier billing, as well as mobile channels for sales and relationships) and advertising. TData is a company dedicated to the exploration of VAS, as well as integrated business solutions in telecommunications, technical assistance of telecommunications equipment and networks, maintenance of equipment and networks and development of projects.

The purpose of the Transaction is to expand and integrate the commercial offer of digital services that can add immediate value to the customer base of TData and of the Company; as well as generating TData's service offers to Terra Networks' customer base and subscribers and, thanks to the national presence of Terra Networks' operation and expertise, generate leverage for TData's advertising business. In addition, since the Company has the skills to create new digital media products for mobile and advertising and Terra Networks has know-how in selling, attending and operating digital services for specific customers, the acquisition by TData will also facilitate the exchange of know-how between the companies involved, in addition to maximize the unification of the commercial conditions maintained with suppliers of both TData and Terra Networks, as well as with common suppliers.

The total price paid by TData as consideration for the acquisition of shares issued by Terra Networks was R$ 250,000,000.00 (two hundred and fifty million reais), in a single installment, with no need for any financing, using only the cash available from TData. Such value was calculated based on the economic value of the company, according to the discounted cash flow criterion, as of April 30, 2017, based on an appraisal report contracted by TData's Board of Directors and prepared by KPMG Corporate Finance Ltda.

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ MF 02.558.157/0001-62 - NIRE  35.3.001.5881-4

The Transaction is subject to conditions usually applicable to this type of deal, and was preceded by a legal and financial audit in relation to Terra Networks and valuation by an independent company. In addition, the respective sale and purchase agreement contains terms and provisions common to this type of transaction.

The Transaction is not subject to the obtainment of any regulatory authorizations or approvals by the Company's bodies.

The Transaction as structured does not change the Company's shareholding structure or cause any dilution to its shareholders, generating value to them through accelerated growth of digital services and increased operational efficiency. In addition, there are no relevant costs related to the Transaction.

São Paulo, July 3, 2017.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil S.A. – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 3, 2017	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director